

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2011

Paul F. Clemens
Executive Vice President and
Chief Financial Officer
First Midwest Bancorp, Inc.
One Pierce Place
Suite 1500
Itasca, Illinois 60143

> **Re:** **First Midwest Bancorp, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed on March 1, 2010**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **File No. 000-10967**

Dear Mr. Clemens:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief